Exhibit 97.1

Compensation Recovery Policy

1.
Purpose

Celularity Inc. (collectively with its affiliates and subsidiaries, the “Company”) has adopted this Compensation Recovery Policy (“Policy”) to set forth the circumstances and procedures under which the Company is to recover Erroneously Awarded Compensation from Covered Persons in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq Stock Market LLC (the “Exchange”).

2.
Scope
2.1.
This Policy applies to any Incentive-Based Compensation awarded to Covered Persons on or after October 2, 2023 (the “Effective Date”).
2.2.
This Policy applies to any person who served the Company in any of the following roles at any time during the performance period applicable to Incentive-Based Compensation and received Incentive- Based Compensation after beginning service in any such role (regardless of whether such Incentive- Based Compensation was received during or after such person’s service in such role): the president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the Company (each an “Executive Officer”). Officers of parents or subsidiaries of the Company may be deemed Executive Officers of the Company if they perform such policy making functions for the Company.
2.3.
This Policy applies to any Incentive-Based Compensation awarded to Executive Officers during the three-year period preceding the date on which the Company is required to prepare a Financial Restatement due to material non-compliance with any financial reporting requirement under the Applicable Rules (the “Applicable Recovery Period”). In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

3.
Responsibilities
3.1.
Compensation Committee
3.1.1.
This Policy shall be administered by the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board (the “Committee”), or the officer or officers of the Company authorized to take such action if Board action is not required.
3.1.2.
The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy.
3.1.3.
The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company, Applicable Rules and any applicable state or federal laws or regulations.
3.1.4.
The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.
3.2.
Legal Counsel

3.2.1.
The Company’s legal counsel, including the General Counsel and/or Chief Compliance Officer, is to support the Committee in enforcing this Policy by regularly monitoring the Company's financial reporting processes and incentive-based compensation awards to identify any potential issues that may trigger the application of this Policy. To the extent the General Counsel and/or Chief Compliance Officer is the subject of any potential issues that may trigger the application of this Policy, the Committee is to engage independent outside counsel.
3.2.2.
Legal counsel is to provide legal advice to the Board and the Committee on the implications of this Policy, ensuring compliance with SEC rules and other applicable laws, and assist the Committee in interpreting the terms of this Policy, ensuring clarity and consistency in its application.
3.2.3.
At the request of the Committee, Legal counsel is responsible for leading or oversee internal investigations in the event of a financial restatement to determine the extent of erroneously awarded compensation and identify the responsible Executive Officer, as applicable.
3.2.4.
Legal counsel is responsible to ensure timely and accurate reporting of the enforcement actions taken under this Polic to the SEC and other relevant regulatory bodies.
3.2.5.
Legal counsel is to oversee the preparation of disclosures related to this Policy in the Company’s annual proxy statement and other public filings, ensuring transparency and compliance with disclosure requirements.
3.3.
Human Resources
3.3.1.
Human Resources is responsible for assisting the Board and the Committee in managing the recovery process, including communicating with affected Executive Officers, calculating the amount of erroneously awarded compensation, and determining the method and timing of recovery.

4.
Policy
4.1.
General
4.1.1.
In the event the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Financial Restatement.
4.1.2.
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.
4.2.
Method of Compensation Recovery
4.2.1.
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
•
requiring reimbursement of cash Incentive-Based Compensation previously paid;
•
seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

•
cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
•
adjusting or withholding from unpaid compensation or other set-off;
•
cancelling or offsetting against planned future grants of equity-based awards; and/or
•
any other method permitted by applicable law or contract.
4.2.2.
Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made
4.3.
Tax Considerations
4.3.1.
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
4.4.
Policy Interpretation
4.4.1.
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law.
4.4.2.
The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder.
4.4.3.
To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
4.5.
Compensation Recovery Repayments Not Subject to Indemnification
4.5.1.
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation or for losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.

5.
Related Documents and Attachments
•
N/A
6.
References
•
N/A

7.
Definitions/Abbreviations

Term	Definition
Applicable Rules	Any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.

Board	The Board of Directors of the Company.
Covered Person

Any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

Erroneously Awarded Compensation

The amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in a Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive- Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs

Financial Reporting Measures

Measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return.

Incentive-Based Compensation

Any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure.

Financial Restatement

A restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Restatement Date

With respect to a Financial Restatement, the earlier to occur of: (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare the Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Financial Restatement.

8.
Change History

VERSION	CHANGE NUMBER (If applicable)	PREVIOUS REVISION DATE	CHANGE DESCRIPTION
1.0	DCC-XXXXX	N/A	Initial version of policy